Exhibit 99.1

Media Advisory: Carl Zeiss Selects ASML MaskTools to Supply Advanced Lens Design Qualification Software

Santa Clara, California, February 04, 2003 - ASML MaskTools today announced that it has been awarded a business contract by Carl Zeiss SMT AG to support the design of high numerical aperture (NA) 193 nm and 157 nm lenses. Lens quality and consistency are increasingly important factors as line widths shrink to below half the wavelength of the exposure tool. ASML MaskTools was engaged to develop a unique method and software implementation for the lenses, improving layout cycle times while maintaining design quality.

"Leveraging its unique expertise in optics, mask making and software development, ASML MaskTools created a very sophisticated software package that fully meets our requirements," said Gerhard Furter, vice president, Lithography Optics Division, Carl Zeiss SMT. "This cooperative effort has improved our lens qualification efforts, helping to maintain our competitive advantage."

"ASML is pleased to extend its long standing partnership with Carl Zeiss into the software arena," said Dinesh Bettadapur, president and CEO, ASML MaskTools. "In developing an innovative software application to address Zeiss' challenging requirements, we ultimately benefit our customers by ensuring the continuous supply of the most advanced imaging tools."

ASML and Carl Zeiss SMT AG are the industry leaders in 193 nm imaging technology today and are also actively developing next generation157 nm imaging technology.

About Carl Zeiss SMT AG

With a wide-ranging product portfolio, Carl Zeiss SMT AG meets the requirements of the key processes involved in microchip production, making it one of the leading direct and indirect suppliers to the semiconductor industry. As an innovation leader in the field of Lithography Optics and optical and electron beam-based inspection and measuring systems, SMT AG generates important momentum for further development in the chip industry. Together with its subsidiaries at locations in Germany, UK, US, France and Israel, the international group of companies employs a total workforce of 1,900 people. The stock corporation emerged from the Semiconductor Technology business group of Carl Zeiss as a 100% subsidiary on October 1, 2001. In the 2001/2002 fiscal year the former business group achieved a sales figure totaling over EUR 550 million.

About ASML MaskTools:

ASML MaskTools, based in Santa Clara, California, offers leading edge optical extension technologies and products for the semiconductor industry. Core products include MaskWeaver(TM) for full-chip OPC/CPL(TM)/DDL(TM) mask optimization, and LithoCruiser(R) for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance photolithography process latitude, thereby improving integrated circuit yields in manufacturing. For more information on MaskTools, contact the company by calling 1.408.855.0500 or visit their website at www.masktools.com.

ASML
Elizabeth  Kitchener
Corporate Communications
corpcom@asml.com
----------------
tel: +31.40.268.2602
fax: +31.40.268.3655